SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                             N/A.

Ad Hoc Disclosure

The ad hoc disclosure dated April 16, 2002, and filed by the registrant with the Frankfurt Stock Exchange on April 16, 2002, regarding the registrant’s commencement of discussions with an ad hoc committee of bondholders regarding the restructuring of the registrant’s 10 5/8% Senior Subordinated Notes due 2010, is attached to this report as Appendix A.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V.
(Registrant)

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch
Senior Executive Vice President and Chief Financial Officer

Date:	April 17, 2002

3

APPENDIX A

IFCO SYSTEMS N.V. Commences Bond Restructuring Discussions

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.
————————————————————————————

Amsterdam, 16 April, 2002 - IFCO Systems N.V. (“IFCO” or the “Company”) announces that discussions regarding a restructuring of the Company’s 10  5/8% Senior Subordinated Notes due 2010 (the “Notes”) have commenced with an ad hoc committee of bondholders (the “Committee”) representing in excess of 63% of the Notes. The Company, in consultation with the Committee, has announced it will defer the EUR 10.6 million interest payment due on March 15, 2002 to the holders of the Notes as part of the on-going restructuring discussions. The Company’s senior lenders under its senior credit facility are supportive of the Company’s efforts towards a consensual restructuring.

The Committee is jointly represented by financial advisors Houlihan Lokey Howard & Zukin and Close Brothers Corporate Finance and legal counsel Cadwalader Wickersham & Taft. IFCO also has retained Gleacher & Co. as financial advisor and Weil, Gotshal & Manges as legal counsel to advise on the restructuring and refinancing of the Company.

Discussions are expected to continue over the next few months although the parties are committed to concluding a consensual restructuring as quickly as possible.

end of ad-hoc-announcement (c)DGAP 16.04.2002

Issuer’s information/explanatory remarks concerning this ad-hoc-announcement:

Peter Marshall, advisor to the Committee said, “We are pleased that the Company has entered into constructive discussions with the Committee and are keen to achieve a consensual restructuring of the Company’s capital structure in a timely manner.”

Karl Pohler, Chief Executive Officer of IFCO, said, “We have started promising discussions with the bondholder committee, our senior lenders under our credit facility and our other stakeholders to improve our capital structure. We are pleased with the Committee’s support to defer interest and the confidence of our senior lenders and our various stakeholders in our business. This will allow the Company to continue to operate the business consistent with our normal business practice and provide a platform for future successful development.”

For further information, please contact:

IFCO Systems N.V.
Karl Pohler, Chief Executive Officer
Michael W. Nimtsch, Chief Financial Officer
Tel: +49 89 74491 112

Gleacher & Company
Robert A. Engel
Tel: +44 207 484 1121

Financial Advisors to the Ad Hoc Committee of Bondholders:
Houlihan Lokey Howard & Zukin Capital
Alan Fragen, Managing Director
Tel: +1 310 553 8871

Close Brothers Corporate Finance
Peter Marshall, Director
Tel: +44 207 655 3768

4